Filed by Macrovision Corporation Pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Macrovision Corporation (Commission File No. 000-22023)

On Tuesday, January 29, 2008, Macrovision Corporation issued the following media alert:

Media Alert:

Macrovision Announces Filing

of Registration Statement on Form S-4

SANTA CLARA, Calif. January 29, 2008 – Macrovision Corporation (NASDAQ: MVSN) today announced that on January 23, 2008, in connection with Macrovision’s proposed acquisition of Gemstar-TV Guide International, Inc. (NASDAQ: GMST), Macrovision Solutions Corporation made its initial Form S-4 registration statement filing with the Securities and Exchange Commission. Once declared effective by the SEC, the final joint proxy statement/prospectus included in the Form S-4 will be mailed to Gemstar-TV Guide and Macrovision stockholders in connection with each company’s special meeting of stockholders to consider the acquisition proposal.

ADDITIONAL INFORMATION

Macrovision Solutions Corporation has filed a Registration Statement on Form S-4 (Registration No. 333-148825) containing a preliminary joint proxy statement-prospectus regarding the proposed transaction and other documents regarding the proposed transaction described in this document with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANIES AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to stockholders of each of Macrovision and Gemstar-TV Guide seeking their approval of the transaction. Investors and stockholders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Macrovision Solutions, Macrovision and Gemstar-TV Guide with the Securities and Exchange Commission at the Securities and Exchange Commission’s Web site at http://www.sec.gov. Stockholders may also obtain a free copy of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission incorporated by reference in the joint proxy statement/prospectus, such as annual, quarterly and special reports, and other information, directly from Macrovision by directing a request to Macrovision Investor Relations at 408-969-5475 and directly from Gemstar-TV Guide by directing a request to Gemstar-TV Guide Investor Relations at 323-817-4600.

Each company’s directors and executive officers and other persons may be deemed, under Securities and Exchange Commission rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Macrovision’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on March 20, 2007 and information regarding Gemstar-TV Guide’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on April 10, 2007. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, may be obtained by reading the joint proxy statement/prospectus and other documents regarding the proposed transaction.

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©Macrovision 2008. Macrovision is a registered trademark of Macrovision Corporation. Gemstar and TV Guide are registered trademarks of Gemstar-TV Guide International, Inc. and/or its subsidiaries. All other brands and product names and trademarks are the registered property of their respective companies.

For more information, contact :

Press: Macrovision Corporation Carolyn Newburn 408-969-5561 cnewburn@macrovision.com	Investor Relations: Macrovision Corporation James Budge 408-969-5475 jbudge@macrovision.com